Exhibit 99.1

Alexander Karavaev Appointed Chief Financial Officer of QIWI

MOSCOW, RUSSIA – July 8, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) announced today that Alexander Karavaev has been appointed chief financial officer of the Company, effective as of July 4, 2013.

Mr. Karavaev has over 15 years of finance, accounting, and operational experience in leadership roles at both public and private companies. Most recently he served as QIWI’s chief operating officer since August 2012. Before joining the Company he was chief financial officer of Mail.ru, a leading Internet company in Russia, from November 2008 until September 2011. Prior to that, Mr. Karavaev was chief financial officer of Akado Group (a subsidiary of Renova Holding) and deputy chief financial officer at Renova. He began his career in the audit department of Arthur Andersen.

“Alexander will undoubtedly continue to make outstanding contributions to the Company in his new role as CFO,” said Sergey Solonin, QIWI’s chief executive officer. “His significant experience leading the financial strategy and governance of large corporations, along with his experience helping to build and guide the operations of QIWI, makes Alexander an excellent fit as our CFO and a valuable asset to the Company going forward as we execute on our long-term strategic plan.”

Mr. Karavaev will be replacing Evgeny Filimonov. Mr. Filimonov will continue to provide his expertise to QIWI through his new role as internal auditor of QIWI, effective as of July 4, 2013.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Investor Relations

+7.499.709.0192

ir@qiwi.com